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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                               First Regional Bancorp**
                                   (Name of Issuer)

                              Common Stock, no par value
                            (Title of Class of Securities)

                                        33615C
                                    (CUSIP Number)

                         Christopher E. Edgecomb, Trustee
                                      of the
                       Christopher E. Edgecomb Living Trust
                               dated August 25, 1998
                            223 East De La Guerra Street
                              Santa Barbara, CA  93101
                                    (805) 963-1619
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                   October 28, 1999
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Formerly Great American Bancorp.


CUSIP No. 33615C

1)   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person:
     Christopher E. Edgecomb, Trustee of the Christopher E. Edgecomb Living Trust Dated April 25, 1998

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions): 00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /.

6)   Citizenship or Place of Organization:
     United States of America

     Number of Shares              7)   Sole Voting Power:  0

     Beneficially Owned            8)   Shared Voting Power:  0

     By Each Reporting             9)   Sole Dispositive Power:  0

     Person With                   10)  Shared Dispositive Power:  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /


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13)  Percent of Class Represented by Amount in Row (11):  0%

14)  Type of Reporting Person (See Instructions):  IN


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                                     SCHEDULE 13D
                        CHRISTOPHER E. EDGECOMB , TRUSTEE OF
                       THE CHRISTOPHER E. EDGECOMB LIVING TRUST
                                 DATED APRIL 25, 1998


1.   Security and Issuer.

     This statement relates to the Common Stock, no par value (the "Common Stock") of First Regional Bancorp, a California corporation. First Regional Bancorp was formerly named Great American Bancorp. The principal executive offices of First Regional Bancorp are located at 1801 Century Park East, Suite 800, Los Angeles, California 90067.

2.   Identity and Background.

     a.   Name:                    Christopher E. Edgecomb, Trustee of the
                                   Christopher E. Edgecomb Living Trust dated
                                   April 25, 1998

     b.   Business Address         223 East De La Guerra Street
                                   Santa Barbara, California  93101
     c.   Principal Occupation
          and Address:             Chief Executive Officer
                                   Star Telecommunications, Inc.
                                   223 East De La Guerra Street
                                   Santa Barbara, California  93101

     d.   Criminal Proceedings:    None

     e.   Civil Proceedings:       None

     f.   Citizenship:             United States of America

3.   Source and Amount of Funds or Other Consideration.

     Not applicable.

4.   Purpose of Transaction.

     On October 25, 1999, Christopher E. Edgecomb, Trustee of the Christopher E. Edgecomb Living Trust dated April 25, 1998, sold 200,000 shares of the Common Stock of First Regional Bancorp to First Regional Bancorp in a private transaction for a purchase price of $1,400,000.


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5.   Interest in Securities of the Issuer.

     As of the date hereof Christopher E. Edgecomb as Trustee of The Christopher
     E. Edgecomb Living Trust dated August 25, 1998 no longer owns any shares of the Common Stock of First Regional Bancorp.

6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

     None.

7.   Material to be Filed as Exhibits.

     None.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  October 28, 1999             /s/ CHRISTOPHER E. EDGECOMB
                                     ---------------------------------------
                                     Christopher E. Edgecomb, Trustee of the
                                     Christopher E. Edgecomb Living Trust
                                     dated August 25, 1998

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).


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